Exhibit 99.1

CANOPY GROWTH ACQUIRES OUTSTANDING SHARES IN BC TWEED JOINT VENTURE

JULY 5, 2018

SMITHS FALLS, ON – Canopy Growth Corporation (“Canopy Growth” or the “Company”) (TSX: WEED) is pleased to announce that it has closed its previously announced transaction (the “Transaction”) to acquire the remaining 33% stake of BC Tweed Joint Venture Inc. (“BC Tweed”).  The consolidation of the two largest federally licensed cannabis facilities in the world into full Canopy Growth ownership cements the Company’s commitment to shareholder value through scale production.

In connection with the Transaction, Canopy Growth has paid $1 million in cash as a non-refundable deposit against the purchase price and has issued $374 million worth of shares in the Company to the minority shareholders of BC Tweed (the “Operators”) based on the volume weighted average price per common share for the 20 trading day period ended May 11, 2018 (the “VWAP”). Payments are milestone-based and will be released over three years based upon the achievement of certain production milestones.

In addition, the Company will issue $20 million worth of common shares in the capital of the Company at the same VWAP in connection with an option to acquire certain future infrastructure from the Operators, subject to certain conditions.

“Our BC Tweed operations have allowed us to pursue and finalize large recreational supply contracts across Canada,” said Mark Zekulin, President and Co-CEO, Canopy Growth. “Construction and retrofitting work continues at both greenhouse sites to continue on an aggressive pace towards licensing all 3 million sq. ft. of production.”

The BC Tweed greenhouses represent a meaningful share of the entire Canadian production landscape with up to 3 million sq. ft. of greenhouse growing capacity. Since the formation of BC Tweed in October of 2017, already over 1.7 million square feet has been licensed for production to meet oncoming recreational cannabis demand across the country.

Certain members of the Operators’ management team will continue on at the sites to drive production of high-quality cannabis and operational efficiency at scale.

All amounts are in Canadian dollars.

Here’s to Future (BC Bud) Growth.

Contact:

Jordan Sinclair

Vice President, Communications & Media

Jordan@canopygrowth.com

613-769-4196

Investor Relations:

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@canopygrowth.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms.  From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Organa Brands, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands. Canopy Growth operates eight cannabis production sites with over 2.4 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in seven countries across four continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth.

Notice Regarding Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” ” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth, BC Tweed or the Company’s subsidiaries or affiliates to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include the future operational, production and licensing capacity and the ongoing involvement of certain members of the Operator’s management team. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including risks associated with changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; compliance with extensive government regulation; diversion of management time on the integration of the business; and such risks contained in the Company’s annual information form dated June 28, 2018 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.